FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2007

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report for News Release dated January 18, 2007,

2.

Madison Minerals Inc. Annual and special Meeting (REVISED NOTICE) dated February 7, 2007,

3.

Madison Minerals Inc. News Release dated February 8, 2007,

4.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

5.

Madison Minerals Inc. – Notice of Annual and Special Meeting, Report to Shareholders, Information Circular, Management Discussion and Analysis, Proxy and Return Card (Audited Financial Statements for the Year Ended October 31, 2006, EDGAR filed Under the Company’s Form 20F on February 28, 2007).

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: March 6, 2007

By:

“J.G.  Stewart”

 James G. Stewart

Its:        Secretary

(Title)

Madison Minerals Inc.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

March 6, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“J.G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

January 18, 2007

Item 3.

Press Release

January 18, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Mt. Kare Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 12th day of February 2007.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

January 18, 2007	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

ADDITIONAL DRILL RESULTS FROM MT. KARE

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) of additional drilling results from Buffalo’s 2006 exploration program on Madison’s Mt. Kare Property in Papua New Guinea.  In a release issued today, Buffalo reported:

“the final gold assay results from its first stage infill drill program, including:

• 112.0 metres of 5.04 g/t gold in hole MK06-84

▪ Including 25.0 metres of 13.86 g/t gold

• 100.9 metres of 1.56 g/t gold in hole MK06-75

▪ Including 25.9 metres of 2.25 g/t gold

All holes reported here are located in the Western Roscoelite Zone (WRZ) at the Mt. Kare project, PNG, and represent the last of the infill drill holes from the first stage of the program that was completed in November.  A summary of new drill intersections can be found below in Table 1.  Buffalo is on schedule for completing its Stage 2 Preliminary Economic Feasibility Study at Mt. Kare by June 2007, and will use these results in the recalculated resource estimate to be released in conjunction with the Study.

Buffalo Expands Mt. Kare Camp – 4 Drill Rigs on Site and Additions to the Geological Team

Following the success of the infill program at the WRZ, Buffalo now has four diamond drills at site to test additional objectives both in the vicinity of known mineralization and new exploration target areas.

In conjunction with the expansion of the drilling program, Buffalo is augmenting its geological team to assist with exploration at Mt. Kare:

Andrew Habets

Andrew Habets has more than twenty years of exploration experience covering all aspects of program design and implementation.  Andrew also has significant experience in interfacing with government and local authorities, remote communities and joint venture partners.  Originally from Port Moresby, PNG, Andrew has many local contacts and speaks the local language.  Andrew’s multi-discipline background will be utilized in the supervising of exploration programs at the 100% owned Buffalo license area and the existing Mt. Kare property.

Stuart Munroe, Ph.D.

Buffalo Gold has contracted SRK Consulting in Sydney to assist in the geological interpretation of the Mt. Kare project.   Stuart Munroe will be the Principal Consultant working with Buffalo on the project.  Stuart completed his Ph.D. program on the world-class Porgera Mine, now operated by Barrick just 17 km from Mt. Kare.  The SRK team will document the controls on mineralisation and alteration systems at the Mt. Kare property, and build cross section interpretations of the geology, alteration and structure. These sections will then be used to form a 3D interpretation of the Mt Kare Deposit for input into resource models.   The modelling will give a better understanding of the orientation of mineralisation, which may have implications for additional drill targets to test possible along-strike and down-dip extensions to the system.

“I am excited about the world-class team we have assembled at Mt. Kare,” commented Buffalo Chairman and CEO Damien Reynolds.  “With this experienced group and four drills operating, management believes that we will successfully delineate the huge potential of these properties.”

Lubu Creek Stream Sediment Program defines targets

Lubu Creek lies approximately seven kilometres from the Mt. Kare deposit and features a magnetic anomaly coincident with known alluvial gold.  Buffalo has completed a 263 sample stream sediment program at the Lubu Creek area that returned results ranging from 2 to 193 ppb.  With this data Buffalo has defined a high priority target together with a number of low level anomalous zones which are being further investigated by soil and pan concentrate sampling.

Airborne Geophysical Survey Complete

GPX Airborne, on behalf of Buffalo, has now completed a 330 line, 4000 km airborne geophysical survey over the 220 square kilometre Mt. Kare property and the adjacent 140 square kilometre 100%-owned EL 1427 property.  Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated.  The new surveys will be used to identify additional magnetic anomalies and define exploration and drilling targets.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from October 23, 2006 to January 11th 2007
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-69	138.0	141.0	3.0	1.35	40.00
	155.9	157.0	1.2	3.78	100.00
MK06-70	122.0	126.3	4.3	2.46	6.78
MK06-71	56.0	60.0	4.0	2.66	150.73
	113.0	117.0	4.0	1.68	5.58
MK06-72	195.0	216.4	21.4	2.30	9.75
MK06-73	173.0	189.0	16.0	1.08	6.33
MK06-74	31.5	46.2	14.7	2.08	6.24
MK06-75	16.2 98.2	26.1 199.0	9.9 100.9	2.42 1.56	9.50 15.50 17.87
Including	98.2	124.0	25.9	2.25	17.87
And	139.0	154.1	15.1	2.03	31.98
MK06-76	No significant intersections
MK06-77	52.0 113.0	61.0 119.6	9.0 6.6	2.57 4.56	12.34 31.39
MK06-78	174.0	192.0	18.0	1.31	4.33
Including	174.0	179.0	5.0	2.21	5.26
And	185.0	192.0	7.0	1.48	13.19
MK06-79	174.0	229.1	54.1	1.27	9.43
Including	214.0	229.1	15.1	2.23	22.37
MK06-80	0.0	48.0	48.0	1.64	6.52
Including	0.0	28.6	28.6	1.96	5.73
And Including	40.0	48.0	8.0	1.94	11.64
MK06-81	4.0	89.8	85.8	1.41	12.09
Including	4.0	17.0	13.0	2.45	10.90
And Including	36.0	40.0	4.0	4.91	56.86
And Including	57.0	59.0	2.0	4.10	2.55
And Including	74.0	89.8	15.8	2.48	7.88
MK06-82	Borehole Abandoned – no results
MK06-83	54.3	71.4	17.1	0.74	PENDING
MK06-84	29.0	58.0	29.0	1.96	PENDING
	93.0	205.0	112.0	5.04	PENDING
Including	107.0	125.0	18.0	4.51	PENDING
	141.0	166.0	25.0	13.86	PENDING
Including	235.0	236.4	1.4	28.30	PENDING
	246.75	254.0	7.25	9.62	PENDING
MK06-85	No significant intersections				PENDING
*Holes are not drilled in numerical or sequential order.

Buffalo has been modelling the results reported to date and has deemed that all reported intersections, including those in Table 1, approximate true widths. Silver results reported in Table 1 are similar to the range of results seen in the 2006 drill program results, which have a range of approximately 1 to 100 g/t.   Gold and silver results received to date from the 2006 drill program are now posted to the Mt. Kare page of the Company’s website.

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.  Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, P.Geol., President and COO of Buffalo is the qualified person for the Mt. Kare project and has approved the contents of this news release.”

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

February 7, 2007	BY SEDAR

To:

All Applicable Securities Commissions

 and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual and Special Meeting (REVISED NOTICE)

We advise that the directors of the Company have fixed the following record and meeting dates for the upcoming Meeting of shareholders as follows:

1.	Meeting Type	:	Annual and Special Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	557808102
5.	ISIN	:	CA 5578081021
6.	Record Date for Notice	:	February 12, 2007
7.	Record Date for Voting	:	February 12, 2007
8.	Beneficial Ownership Determination Date	:	February 12, 2007
9.	Meeting Date	:	April 3, 2007
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

MADISON MINERALS INC.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

Miller Thomson, Attn:  Rupert Legge

Pacific Corporate Trust Company, Attn: Yasmin Juma

Davidson & Company, Chartered Accountants, Attn: David Harris

U.S. Regulatory Authorities (with Form 6K)

Naomi Corrigan

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

February 8, 2007	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

DRILLING CONFIRMS AND EXPANDS LEWIS GOLD MINERALIZATION

HIGHLIGHTS

♦

RECENTLY DISCOVERED THIRD STYLE OF GOLD MINERALIZATION CONTINUES TO RETURN FAVOURABLE RESULTS INCLUDING 9.43 G/T GOLD OVER 13.7 METRES AND 2.16 G/T GOLD OVER 45.7 METRES IN DRILL HOLE MAD-81.

♦

INITIAL MADISON DRILLING AT THE BUENA VISTA STRUCTURAL ZONE INTERSECTS FAVOURABLE RESULTS INCLUDING 5.44 G/T GOLD OVER 7.6 METRES IN DRILL HOLE MAD-64.

Madison Minerals Inc. (TSX-V: MMR) is pleased to report results for the remaining thirty-three reverse circulation drill holes from its 2006 drilling program at its Lewis Property in Nevada.   Madison and joint venture partner, Great American Minerals, Inc., completed forty-nine drill holes (both in-fill and step-out) totalling 31,690 feet during this program.

As shown in the following tables, gold results from the most recent twenty-six drill holes (MAD47 - 54, MAD58 - 63 and MAD71 - 82) compare favourably with previous Lewis Property drill results which had partially outlined two distinct mineralization styles within the extensive Virgin Structural Zone: steeply oriented, higher grade mineralization and sub-horizontal, lower-grade mineralization, all hosted by favourable stratigraphy.   In addition, the drilling continues to define a third style of mineralization; steeply oriented mineralized splays or cross structures that intersect the N-S trending Virgin Structural Zone.   Madison’s drilling evaluation of the various styles of mineralization within the Virgin Structural Zone covers an area of 600 feet by 1,600 feet.

Madison has also initiated a successful drilling evaluation of the Buena Vista Structural Zone with seven widely spaced reverse circulation drill holes (MAD64 - 70) along a 1,700 foot strike extent.   The Buena Vista Structural Zone is a subparallel target located 1,500 feet to the west of the Virgin Structural Zone.

Management is pleased with these drilling results as they compare favourably with the reported styles and grades of mineralization at the adjacent Phoenix-Fortitude gold mining operations of Newmont Mining.   Madison plans considerable additional drilling evaluation in 2007 at both the Buena Vista and Virgin Structural Zones as a prelude to resource calculations.

STEEPLY ORIENTED MINERALIZATION – VIRGIN STRUCTURAL ZONE

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-48	29700/4700	090/-80	22.9-25.9	3.0	1.16
MAD-49	29700/4700	090/-60	10.7-19.8	9.1	2.46
MAD-50	29600/4700	090/-70	1.5-6.1 29.0-32.0	4.6 3.0	1.26 2.24
MAD-51	29500/4700	090/-80	41.2-44.2	3.0	1.11
MAD-52	29500/4700	090/-60	30.5-35.1	4.6	4.13
MAD-53	29450/4700	090/-70	32.0-41.1	9.1	2.36
MAD-54	29450/4600	090/-70	86.9-89.9	3.0	3.05
MAD-63	28650/4550	090/-80	219.5-225.6	6.1	1.33
MAD-73	29500/5100	360/-70	16.8-19.8	3.0	1.53
MAD-75	29350/5050	270/-70	62.5-67.1	4.6	1.20

These results compare favourably to previously released results from drill intercepts of this mineralized zone, including:

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-05	29100/4715	090/-75	53.3-85.3	32.0	17.50
MAD-08	28850/4730	090/-70	106.7-115.8	9.1	7.00
MAD-17	29150/4700	090/-70	41.1-44.1	3.0	8.20
MAD-20	29200/4700	090/-85	50.3-57.9	7.6	7.10
MAD-36	28750/4650	090/-70	222.5-231.6	9.1	4.88
MAD-39	28900/4750	090/-70	89.9-96.0	6.1	4.54
MAD-55	28800/4750	090/-70	161.5-170.7 incl.161.5-164.5	9.2 3.0	2.17 4.94
MAD-56	28650/4750	090/-70	134.1-135.6	1.5	7.33

SUB-HORIZONTAL MINERALIZATION – VIRGIN STRUCTURAL ZONE

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-59	29200/4450	090/-85	122.0-132.6	10.6	1.11
MAD-62	29200/4525	045/-70	79.2-102.1 incl.79.2-85.4 141.8-155.5	22.9 6.1 13.7	1.08 1.50 1.05
MAD-74	29500/5100	270/-70	25.9-48.8	22.9	1.52
MAD-76	28650/4850	090/-80	125.0-128.0 129.6-134.1	3.0 4.6	1.15 1.00
MAD-80	30400/4300	090/-75	80.8-85.4	4.6	1.12
MAD-82	28950/4550	045/-70	134.1-140.2 144.8-149.4	6.1 4.6	1.68 1.01

MAD-72, 77, 78 and 79 did not return any significant results.

These results compare favourably to previously released results from drill intercepts of these mineralized zones, including:

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-06	29050/4720	090/-75	51.8-76.2	24.4	1.35
MAD-19	29150/4700	090/-80	44.2-70.1	25.9	1.90
MAD-23	29200/4605	090/-80	115.8-143.3	27.5	1.93
MAD-28	29050/4710	090/-82	166.1-182.9	16.8	1.28
MAD-40	28950/4800	090/-70	54.9-71.7 incl.56.4-59.4	16.8 3.0	1.13 2.09
MAD-42	29150/4350	090/-80	129.5-143.2 incl.134.1-140.2	13.7 6.1	1.44 2.39

SPLAY STRUCTURE MINERALIZATION – VIRGIN STRUCTURAL ZONE

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-47	29700/4700	360/-70	15.2-19.8 74.7-82.3	4.6 7.6	2.13 2.91
MAD-61	29200/4525	090/-85	59.4-64.0 123.5-154.0 incl.125.0-128.0	4.6 30.5 3.0	1.72 1.11 3.74
MAD-71	29050/4550	045/-70	115.9-125.0 134.2-140.3	9.1 6.1	2.67 1.12
MAD-81	29000/4650	045/-70	85.4-99.1 149.4-160.1 182.9-228.7*	13.7 10.7 45.7	9.43 9.21 2.16

*MAD-81 ended in mineralization at 228.7 metres.

MAD-47 represents a separate splay structure to the north of that intersected by holes MAD-43, 45, 57, 61, 71 and 81.  Drill holes MAD-58 and MAD-60 were lost due to technical drilling problems prior to reaching the mineralized target

These results compare favourably to previously released results from drill intercepts of these mineralized zones, including:

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-43	29150/4500	045/-70	137.2-179.8 incl.138.7-150.9	42.6 12.2	2.62 6.35
MAD-45	29500/5000	360/-70	13.7-22.9 97.5-102.1	9.2 4.6	2.51 1.22
MAD-57	29150/4625	045/-70	121.9-147.8 incl.128.0-131.0 and 140.2-146.3 172.2-175.2	25.9 3.0 6.1 3.0	1.47 2.37 2.07 1.56

BUENA VISTA STRUCTURAL ZONE

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-64	28900/3200	330/-90	12.2-19.8 incl.12.2-15.2 42.7-47.3	7.6 3.0 4.6	5.44 12.60 1.70
MAD-65	28500/3200	090/-85	85.4-90.0	4.6	1.08
MAD-67	27700/3350	090/-80	10.7-18.3 30.5-33.5	7.6 3.0	1.45 3.44
MAD-68	27700/3350	090/-60	137.2-141.8	4.6	1.60
MAD-70	27200/3450	045/-70	158.5-169.2	10.7	2.82

MAD-60 and MAD-69 did not return significant values.

The intervals reported above utilize a 0.3 g/t gold cut-off and true widths have not yet been determined. Eight of the thirty-three holes for which results are presently available did not intersect significant mineralization.

Madison has not yet received all of the ICP analytical results for the 2006 drilling exploration program, however, from those results presently available, favourable correlation with significant silver, lead and zinc values within the gold mineralized zones are being observed.

Madison is planning further drilling evaluation (both reverse circulation and core) and ground geophysics as soon as ground conditions allow a re-mobilisation of personnel and equipment.

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has verified the data disclosed in this news release.   ALS Chemex in Vancouver, BC and TSL Laboratories in Saskatoon, Saskatchewan, carried out all assaying.

The Lewis Property is being explored by the Phoenix Joint Venture, comprised of Madison as to a 60% interest and Great American Minerals, Inc. as to a 40% interest.   Madison is operator of the Phoenix Joint Venture.

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB  – MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS - THIS NEWS RELEASE CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE.  WE ADVISE US INVESTORS THAT THE S.E.C.’s MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C.  U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACECT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

February 8, 2007

Item 3.

Press Release

February 8, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Lewis Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 12th day of February 2007.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON MINERALS INC.

Suite 2000 - 1055 West Hastings Street

Vancouver, B.C., V6E 2E9

TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of shareholders of MADISON MINERALS INC. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on April 3, 2007, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended October 31, 2006.

2.

To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To fix the number of directors at five (5).

4.

To elect directors for the ensuing year.

5.

To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

6.

To consider and, if thought fit, to pass an ordinary resolution amending the Company’s Stock Option Plan to include the granting of bonus shares to a maximum of 250,000 shares, in the aggregate annually, to eligible persons, excluding directors, who have made extraordinary contributions to the Company.

7.

To authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange and to approve the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company.

8.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 12th day of February, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Chet Idziszek”

Chet Idziszek,

(President and Chief Executive Officer)

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

REPORT TO SHAREHOLDERS

With prefeasibility work well underway at its Mt. Kare Property in Papua New Guinea as part of its farmout to Buffalo Gold, last year saw Madison focus its exploration activities on its Lewis Property in Nevada.

After establishing an exploration joint venture with Great American Minerals Inc. in the spring of 2006, we completed almost 32,000 feet of reverse circulation drilling to further test the Virgin Structural Zone and to begin testing the Buena Vista mineral trend.   Drilling at the Virgin Structural Zone confirmed excellent lateral and vertical continuity of both styles of mineralization, subvertical-structural and subhorizontal stratagraphic-controlled, and has identified several new mineralized cross-structures.   These cross-structures appear to localize higher-grade mineralization at structural intersections.  The Buena Vista is a subparallel northwest trending zone of historic mineralization located 1,640 feet west across the valley from the Virgin Zone.  Drilling at Buena Vista intersected potentially economic mineralization in the majority of the holes, confirming the potential of this subparallel mineral trend.

We intend to undertake a further 30,000 feet of reverse circulation and core drilling in 40 holes at the Virgin and Buena Vista mineral zones, at an estimated cost of approximately USD$1,000,000.

With the continued buoyant gold market, we are confident that we will continue to build value for our shareholders.

BY ORDER OF THE BOARD OF DIRECTORS OF

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek

Chairman of the Board and Chief Executive Officer

MADISON MINERALS INC.

INFORMATION CIRCULAR
as at February 12, 2007

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Madison Minerals Inc. (the “Company”) for use at the annual and special meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON ITS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED ON THE PROXY.  A PERSON APPOINTED AS PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and must be received either by mail, fax, telephone or internet voting with the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Fax no. (604) 689-8144), or the Company’s head office, Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 (Fax: 604-331-8773), no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an “Intermediary”) or otherwise not in their own name (such shareholders referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by Intermediaries, such as those held on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings, and without specific instructions Intermediaries are prohibited from voting the shares of Beneficial Shareholders.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Materials pertaining to the Meeting which are sent to Beneficial Shareholders will generally be accompanied by one of the following forms:

(a)

A form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, it does not need to be signed by the Beneficial Shareholder.  In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as set out under the heading “Appointment of Proxies”.  If a Beneficial Shareholder wishes to appear in person at the Meeting, it should strike out the names of the nominees of management named in the instrument of proxy and insert its name or the name of its nominee in the blank space provided on the proxy prior to the proxy being deposited.

(b)

A voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary (or its service company), will constitute voting instructions which the Intermediary must follow.  The VIF may consist of a one page pre-printed form or a regular printed instrument of proxy accompanied by a page of instructions which often includes a removable label containing a bar-code and other information.  If the form of VIF is the former, the Beneficial Shareholder must properly complete and sign the VIF and return it to the Intermediary in the manner specified in the VIF.  If the form of VIF is the latter, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary in the manner specified in the VIF.

By properly returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on its behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The vast majority of Intermediaries delegate responsibility for obtaining instructions from Beneficial Shareholders to ADP Investor Communications (“ADP”) in Canada.  ADP typically prepares a machine-readable VIF instead of a proxy, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to ADP, usually by way of mail, the Internet or telephone.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which ADP has solicited voting instructions.  A Beneficial Shareholder who receives an ADP VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to ADP (or instructions respecting the voting of shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on its behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or its nominee the right to attend and vote at the Meeting as set out under the heading “Appointment of Proxies”.

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These materials pertaining to the Meeting are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send these materials pertaining to the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries are responsible for forwarding the Meeting Materials to OBOs.

If you are a Beneficial Shareholder and the Company or its agent has sent these materials pertaining to the Meeting directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF or instrument of proxy, as the case may be.

REVOCATION OF PROXIES

A proxy may be revoked by:

(a)

signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)

attending the Meeting or any adjournment thereof and registering with the  Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxyholder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting to which this information circular is attached.  If any amendments or variations to such matters, or any other matters, are properly brought before the meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder (other than the nominees of management named in the instrument of proxy) with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on February 12, 2007 will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy.  On February 12, 2007, 35,385,076 common shares without par value were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue 60,000,000 common shares without par value.

To the best of the knowledge of management of the Company, no shareholder beneficially owns, directly or indirectly, or exercises control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at five (5).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
MARTHA DEACON Toronto, Ontario Director and Audit Committee Member	Since October 2006	Nil shares	Businesswoman; Co-founder and Chief Executive Officer of The Townships Project, an international charitable organisation providing micro-financing in South Africa.
NELL M. DRAGOVAN Vancouver, British Columbia Director and Audit Committee Member	June 5, 2003	946,718 shares	Financier
CHET IDZISZEK Vancouver, British Columbia President, Chairman of the Board, Chief Executive Officer and Director	November 7, 1993	880,428 shares	Geologist; President of Madison Minerals Inc., a mineral exploration company
ROBERT A. SIBTHORPE Vancouver, British Columbia Director and Audit Committee Member	July 23, 1996	Nil shares	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.
J. G. STEWART Vancouver, British Columbia Director and Corporate Secretary	April 23, 1997	153,929 shares(2)	Barrister and Solicitor

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at February 12, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2)

Of these shares, 152,429 shares  are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

No proposed director:

(a)

is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of the Chief Executive Officer and the Chief Financial Officer as at October 31, 2006, and the other three most highly compensated executive officers of the Company as at October 31, 2006, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

The following table sets forth the summary of the compensation paid to the Company’s chief executive officer, Chet Idziszek, and chief financial officer, Naomi Corrigan, for the past three fiscal years:

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Annual Compen-sation ($)
Chet Idziszek, President & CEO	Oct.31, 2006 Oct.31, 2005 Oct.31,2004	$142,897 $157,870 $133,125	$3,000 $3,000 Nil	Nil Nil Nil	350,000 80,000 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Naomi Corrigan, CFO	Oct.31, 2006 Oct.31, 2005 Oct.31,2004	$25,718 $27,721 $40,119	Nil Nil Nil	Nil Nil Nil	50,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which it provides compensation intended to motivate  performance over a period greater than one financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

(a)

the resignation, retirement or any other termination of the NEO’s employment with the Company and its subsidiaries;

(b)

a change of control of the Company or any of its subsidiaries; or

(c)

a change in the NEO’s responsibilities following a change in control.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Option Grants in Last Fiscal Year

The following table summarizes the stock options granted to the Named Executive Officers during the fiscal year ended October 31, 2006:

Name	Options Granted (#)	% of Total Options Granted	Exercise ($/share) (1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek President and CEO	350,000	19%	$1.10	$1.20	October 20, 2011
Naomi Corrigan CFO	50,000	2.7%	$1.10	$1.20	October 20, 2011

Note:
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s  Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth a summary of stock options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended October 31, 2006:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	$ Value of Unexercised In-the-Money Options (1) ($)
Chet Idziszek President and CEO	Nil	Nil	515,400	$117,680
Naomi Corrigan CFO	Nil	Nil	68,000	$10,700

Note:
(1)

Value of unexercised in-the-money options calculated using the closing price of $1.20  for the common shares of the Company on the TSX Venture Exchange on October 31, 2006, less the exercise price of in-the-money stock options.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated for providing services in their capacity as directors, for committee participation or for involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart, the Secretary and a director of the Company, was paid or accrued $78,075 for professional services rendered during the last completed fiscal year and Nell M. Dragovan, a director of the Company received $70,875 for wages during the last completed fiscal year.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2006 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Martha Deacon (2)	150,000	8.2%	$1.10	$1.20	Oct. 20, 2011
Nell M.Dragovan	100,000	5.5%	$1.10	$1.20	Oct. 20, 2011
Donald W. Kohls (3)	40,000	2.2%	$1.10	$1.20	Oct. 20, 2011
Robert Sibthorpe	100,000	5.5%	$1.10	$1.20	Oct. 20, 2011
James G. Stewart	125,000	6.8%	$1.10	$1.20	Oct. 20, 2011

Notes:
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of the grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant.

(2)

Martha Deacon was appointed a Director of the Company effective October 20, 2006.

(3)

Donald W. Kohls resigned as a Director effective October 20, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End-Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2006, by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (1) Exercisable
Martha Deacon (2)	Nil	Nil	150,000	$15,000
Nell M. Dragovan	Nil	Nil	210,000	$81,600
Donald W. Kohls (3)	Nil	Nil	150,000	$75,600
Robert Sibthorpe	Nil	Nil	210,000	$81,600
James G. Stewart	Nil	Nil	270,000	$91,100

Notes:
(1)

Value of unexercised in-the-money options calculated using the closing price of $1.20 for the common shares of  the Company on the TSX Venture Exchange on October 31, 2006, less the exercise price of  in-the-money stock options.

(2)

Martha Deacon was appointed a Director of the Company effective October 20, 2006.

(3)

Donald W. Kohls resigned as a Director effective October 20, 2006.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended October 31, 2006, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	3,082,700	$0.97	454,408
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,082,700	$0.97	454,408

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company, other than as disclosed by the Company herein.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company were first appointed the auditor of the Company on October 30, 2003 when PricewaterhouseCoopers LLP resigned as the auditor of the Company and the directors appointed Davidson & Company to fill the vacancy.

AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board has established.

Terms of Reference for the Audit Committee

The Board has adopted Terms of Reference for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities.  The Audit Committee’s Terms of Reference is attached as Schedule “A” to this information circular.

Composition

The Audit Committee consists of the following three directors.  Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Martha Deacon	Yes	Yes
Nell M. Dragovan	No	Yes
Robert A. Sibthorpe	Yes	Yes

Notes:

(1)

A member of the Audit Committee is independent if he has no direct or indirect ‘material relationship’ with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.  An officer of the Company, such as the president, and the members of his or her immediate family are deemed to have a material relationship with the Company.

(2)

A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Because the shares of the Company are listed on the TSX Venture Exchange (the “Exchange”), it is categorized as a venture issuer.  As a result, Multilateral Instrument 52-110  Audit Committees (“MI 52-110”) exempts the members of the Company’s Audit Committee from being independent.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110 or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in MI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by MI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)
October 31, 2006	$30,000	Nil	$4,000	Nil
October 31, 2005	$30,000	Nil	$4,000	Nil

Notes:

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning.  These services involved the auditor’s provision of a tax opinion in connection with a flow-through share financing undertaken by the Company and the filing of the Company’s annual tax returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of MI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of MI 52-110 because it is a venture issuer.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

CORPORATE GOVERNANCE DISCLOSURE

The Company’s Board of Directors (the “Board”) believes that the principle objective of the Company is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.  The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect shareholder value.  The Board is committed to practising good corporate governance, and has adopted a corporate governance manual which contains numerous guidelines to help it practice good corporate governance.

Board Independence

The Board must have the capacity, independently of management, to fulfil its responsibilities.  Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgement with a view to the best interests of the Company.  To facilitate independence, the Company is committing to the following practices:

2.

The recruitment of strong, independent directors.

3.

A majority of the directors being independent.

4.

All committees of the Board being constituted of a majority of independent directors, and solely independent directors if possible.

Of the five existing directors of the Company, Martha Deacon and Robert A. Sibthorpe are independent. The remaining three directors, Chet Idziszek, Nell M. Dragovan and James G. Stewart, are not independent because they are deemed to have a material relationship with the Company, by virtue of Mr. Idziszek being the President and Chief Executive Officer of the Company, Ms. Dragovan being a member of his immediate family and Mr. Stewart being the Secretary of the Company.

Other Directorships

The directors of the Company are also currently directors of the following other reporting issuers:

Name	Reporting Issuer
Nell M. Dragovan	Oromin Explorations Ltd.

Chet Idziszek	IMA Exploration Inc.
Lund Gold Ltd.
Oromin Explorations Ltd.
Surge Global Energy Inc.
Yukon Gold Corporation, Inc.

James G. Stewart	Buffalo Gold Ltd.
Kingsman Resources Ltd.
Lund Gold Ltd.
Oromin Explorations Ltd.
Salmon River Resources Ltd.

Robert A. Sibthorpe	Black Pearl Explorations Inc.
Klondex Mines Ltd.
Oromin Explorations Ltd.

Orientation and Continuing Education

New directors of the Company are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors.  Specific details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

The Company also provides continuing education opportunities to directors so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Company’s business remains current.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees.  The purpose of the Code is to:

1.

Promote integrity and deter wrongdoing.

1.

Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

2.

Promote avoidance or absence of conflicts of interest.

3.

Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

4.

Promote compliance with applicable governmental laws, rules and regulations.

5.

Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

6.

Promote accountability for adherence to the Code.

7.

Provide guidance to the Company’s directors, officers and employees to help them recognise and deal with ethical issues.

8.

To help foster a culture of integrity, honesty and accountability throughout the Company.

Nomination of Directors

The Board as a whole is responsible for identifying and evaluating qualified candidates for nomination to the Board.

In identifying candidates, the Board considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.

In fulfilling its responsibilities, the Board evaluates the performance of the Company’s chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit Committee.

Assessments

The Board has the responsibility for carrying out a review and assessment of the overall performance and effectiveness of the Board, its committees and contributions of individual directors on an annual basis.  The objective of this review will be to facilitate a continuous improvement in the Board’s execution of its responsibilities.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Incentive Stock Option Plan

The Company has a “rolling” stock option plan (the “Plan”), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company’s shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company’s shares for the benefit of all shareholders.

The Plan was approved by shareholders of the Company at the last annual general meeting held April 11, 2006. In accordance with the policies of the TSX Venture Exchange (the “Exchange”), a rolling plan such as the Plan requires the approval of the shareholders of the Company on an annual basis.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. The exercise price of stock options granted will be determined by the Company’s Board of Directors and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company’s shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company’s Board of Directors to determine who should receive options and how many they should receive.  The Board may issue a majority of the options to insiders of the Company.  However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company’s head office, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan.  The text of the resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange, the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company’s Information Circular dated February 12, 2007, be and is hereby approved.

2.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

AMENDMENT TO STOCK OPTION PLAN

On February 9, 2007, the Board of Directors of the Company approved amendments of the Stock Option Plan (the “Amended Plan”), subject to required acceptance by regulatory authorities and the shareholders of the Company whereby a maximum of 250,000 bonus shares (“Bonus Shares”), in the aggregate, may be issued in any calendar year to eligible persons, excluding directors, in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus shares, but such price shall not be less than the Market Price.   The granting of Bonus Shares pursuant to the Amended Plan shall be subject to such further shareholder and regulatory approval as may be required by the Exchange.

The Stock Option Plan would be renamed the “Stock Option and Share Compensation Plan” and the following text would be added as Article 3 to the Stock Option Plan:

“Article 3. BONUS SHARES

3.1

The Board shall have the authority and power in its sole discretion, to allot, issue and distribute in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 250,000 Shares (“Bonus Shares”) in the aggregate in each calendar year, to Eligible Persons, excluding directors, of the Company whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company. The granting of Bonus Shares pursuant to the Plan shall be subject to such further shareholder and regulatory approval as may be required by the Exchange.

3.2

The Bonus Shares will be issued in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price.   No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

3.3

Nothing in this Plan shall require the issue or distribution of any Bonus Shares in any given year or the distribution to any particular person of Bonus Shares at any time. The receipt by a recipient in any year of Bonus Shares shall not create any entitlement to a receipt of Bonus Shares by such recipient in any other year. No person shall have any right to receive a distribution of Bonus Shares in a year, whether or not other persons receive Bonus Shares in such other year. The pool of Bonus Shares available for any given year, if not distributed, shall cease to be available at the end of such year and shall not accumulate or be available for any succeeding year.”

The full text of the Amended Plan is available for review at the head office of the Company during regular business hours before the Meeting and at the Meeting.   The Amended Plan will take effect upon receipt of all required regulatory and shareholder approvals.

The directors of the Company believe that passing of the following resolution is in the best interest of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE FOLLOWING RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

At the Meeting, shareholders will be asked to pass an ordinary resolution in the following form:

“RESOLVED that the Amended Plan, which provides for the granting of Bonus Shares as more particularly described in the Information Circular dated February 12, 2007 be and is hereby approved, subject to all necessary regulatory approvals.

Stock Option Repricing and Successive Grants of Stock Options

At the Meeting, the shareholders of the Company will be asked to authorize the directors, in their discretion, to re-price downward any existing stock options held by “insiders” (as defined below) of the Company and/or its subsidiaries, at such prices and upon such terms as may be acceptable to the stock exchanges upon which the Company’s shares are listed (currently, the TSX Venture Exchange (the “Exchange”)). Exchange Listing Policy Number 4.4 (the “Policy”) outlines the requirements and procedures associated with the granting and amendment of incentive stock options which include, among other things, that the Company receive disinterested shareholder approval to the re-pricing downward of stock options to insiders of the Company prior to the exercise of stock options. In addition, the shareholders of the Company will be asked to authorize the directors, in their discretion, to approve the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares. This circumstance would only arise where there were successive grants and exercises of stock options to insiders in the same 12 month period. At no time would options in excess of 10% of the issued shares of the Company be granted under the Plan. Disinterested shareholder approval is defined as being approval by a majority of votes cast at the Meeting excluding votes attached to shares beneficially owned by the  optionees, insiders of the Company and their respective associates. The details of stock options granted to insiders of the Company outstanding at the date of this Information Circular are set forth herein under the heading “Executive Compensation”. Shares held by insiders or associates of insiders will not be voted for the purpose of this resolution.

The text of the resolution approving the preceding matters to be considered and, if thought fit, approved at the Meeting will be substantially as follows:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange, the re-pricing downward of options granted to insiders of the Company pursuant to the Company’s stock option plan at the discretion of the board of directors of the Company, as described in the Company’s information circular dated February 12, 2007, be and is hereby authorized and approved.

2.

Subject to the approval of the TSX Venture Exchange, the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company be and is hereby authorized and approved.

3.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

In addition to disinterested shareholder approval, any downward re-pricing of options will require the approval of the Exchange.

Management of the Company recommends that shareholders vote in favour of the approval to the downward re-pricing of stock options, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

In the event shareholder approval is not forthcoming, the Company will not proceed with the future re-price downward of insiders’ stock options. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C.V6E 2E9 during normal business hours or by mail at that address, by e-mail at info@madison.com, by phone at 604-331-8772 or by fax at 604-331-8773.

Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 12th day of February, 2007.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek,

President and Chief Executive Officer

SCHEDULE “A”

MADISON MINERALS INC.

(the “Company”)

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Corporation’s financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1.

The Audit Committee will be comprised of a minimum of three directors.  All of the members of the Audit Committee will be independent, as that term is defined in Multilateral Instrument 52 – 110 Audit Committees, unless otherwise exempted by MI 52 - 110.

2.

Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.

All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

4.

The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms.  The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.

The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting.  The external auditor will also receive notice of all meetings of the Audit Committee.  The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate.  The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required.  A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members.  The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.

At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.

The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9.

The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.

The Audit Committee will have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.

The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.

The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO.  The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.

The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.

The Audit Committee will periodically review with management depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency.

6.

The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.

The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.

The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3.

The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.

The Corporation’s external auditor must report directly to the Audit Committee.

5.

The Audit Committee must recommend to the Board:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(b)

the compensation of the external auditor.

6.

Unless otherwise permitted by MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor.  The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation.  The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.  Non-audit services will include, without limitation, the following:

(a)

Bookkeeping or other services related to the Corporation’s accounting records or financial statements.

(b)

Financial information systems design and implementation.

(c)

Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

(d)

Actuarial services.

(e)

Internal audit outsourcing services.

(f)

Management functions.

(g)

Human resources.

(h)

Broker or dealer, investment adviser or investment banking services.

(i)

Legal services.

(j)

Expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.

The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor

1.

The Audit Committee will review:

(a)

The internal auditor’s terms of reference.

(b)

The plan and budget for preparation of the internal audit, including financial and operational activities.

(c)

Material reports issued by the internal auditor and management’s response to those reports.

2.

The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.

The Audit Committee will ensure the internal auditor’s involvement with financial reporting is coordinated with the activities of the external auditor.

4.

If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.

The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates.  The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.

The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

3.

The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.

The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

5.

The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

6.

The Audit Committee will review with the external auditor the quality of the Corporation’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.

The Audit Committee will discuss with management and the external auditor the Corporation’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.

The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation’s controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9.

The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.

The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation’s accounting policies to those followed in its industry.

11.

The Audit Committee will review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a)

The appetite for financial risk as set forth by management and the Board.

(b)

The Corporation’s policies for the management of significant financial risk.

(c)

Management’s assessment of the significant financial risks facing the Corporation.

(d)

Management’s plans, processes and programs to manage and control financial risk.

12.

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13

The Audit Committee will review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14.

The Audit Committee will review the Corporation’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.

The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under Multilateral Instrument 52 – 108 Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation’s dissemination to the public, all material financial information required to be disclosed by securities regulations.  In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1.

The Corporation’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2.

The Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.

Disclosures made to the Audit Committee by the Corporation’s CEO and CFO during their certification process of the Corporation’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

Other Responsibilities

1.

Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2.

Investigate fraud, illegal acts or conflicts of interest.

3.

Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.

Review loans made by the Corporation to its directors, officers, employees and consultants.

5.

The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

MADISON MINERALS INC.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR PERIOD ENDED OCTOBER 31, 2006

The following discussion and analysis, prepared as of February 5, 2007, should be read together with the audited consolidated financial statements for the fiscal year ended October 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  The principal differences from U.S. GAAP that affect the financial statements of the Company are described in Note 15 of the consolidated financial statements of the Company.  All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.  Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls.  Management is also responsible to ensure that the information disclosed externally, including the financial statements and management discussion and analysis, is complete and reliable.  Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded that they are operating effectively.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  During the fiscal year ended October 31, 2006, the Company was primarily engaged in the continued exploration of its Lewis Property in Nevada.  The Company has no plans to conduct any further exploration on its Mt. Kare Property in Papua New Guinea at the present time as all proposed work is being carried out by Buffalo Gold Ltd. (“Buffalo”) as part of its option to acquire, initially, a 49% interest in Madison Enterprises (PNG) Ltd., the holder of the Mt. Kare Property.

At the Lewis Property, the Company intends to undertake further drilling on the Virgin and Buena Vista mineral zones including both reverse circulation and core drilling.  The initial phase of the 2007 drilling program is planned to include approximately 30,000 feet in 40 drill holes, at an estimated cost of approximately USD$1,000,000.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “MMR”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the fiscal year ended October 31, 2006:

1.

In December 2005, the Company completed a private placement of 5,000,000 units at a price of $0.28 per unit for cash proceeds of $1,277,960 net of cash commission of $78,400 and share issue costs of $43,640.  Each unit consists of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.50 per share until December 7, 2007.  The warrants are subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

2.

In October 2006, the Company completed a private placement of 6,300,000 units at a price of $0.85 per unit for cash proceeds of $5,186,639 net of cash commission of $102,417 and share issue costs of $65,944.  Each unit consists of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $1.20 per share until October 11, 2008.  The warrants are subject to forced conversion provisions whereby after February 12, 2007 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

3.

During the fiscal year the Company established an exploration joint venture with Great American Minerals Inc. for the continued exploration of the Lewis Property in Nevada and continued such exploration work.  This work consisted of reverse circulation drilling at a cost of $732,737 after cost recovery from its joint venture partner.

4.

During the fiscal year, exploration work resumed on the Company’s Belencillo Property in Panama.  The Company funded exploration costs of $42,322.  The work consisted of sampling and trenching and was carried out by Petaquilla Minerals Ltd., the Company’s joint venture partner.  Results are pending.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended October 31, 2006	Year Ended October 31, 2005	Year Ended October 31, 2004

Total revenues	nil	nil	nil
Net loss	$2,035,938	$45,694,375	$970,743
Basic and diluted loss per share	$0.08	$2.25	$0.06
Total assets	$9,946,640	$2,752,148	$46,127,849
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

The total assets of the Company have increased from year to year, due principally to investments in mineral properties funded by the sale of share capital.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At October 31, 2006, the Company's current assets totalled $7,022,636 compared to $85,980 at October 31, 2005.  The increase is attributable to the sale of share capital.  During the same period, total liabilities increased to $502,963 from $354,936.   As a result of these same factors, the Company had working capital of $6,519,673 at October 31, 2006 as compared with a working capital deficiency of $268,956 at October 31, 2005.  The Company had no long-term debt at either October 31, 2006 or October 31, 2005.

At October 31, 2006, the Company had total assets of $9,946,640 as compared with $2,752,148 at October 31, 2005.  This increase is due to the sale of share capital.

Share capital as at October 31, 2006 was $67,968,686, up from $60,528,028 as at October 31, 2005 due to the issuance of share capital.  During the fiscal year ended October 31, 2006, the Company issued 5,000,000 common shares at a price of $0.28 per share pursuant to a private placement to generate net cash proceeds of $1,277,960, 6,300,000 common shares at a price of $0.85 per share pursuant to a private placement to generate net cash proceeds of $5,186,639, 218,037 shares recorded at a value of  $63,231 in payment of accrued wage expenses and legal fees, 559,400 shares pursuant to the exercise of stock options to generate net proceeds of $203,652 and 1,460,460 shares pursuant to the exercise of warrants to generate net proceeds of $730,230.

The Company's largest cash outflow in the fiscal years ended October 31, 2006 and October 31, 2005 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2006, the Company incurred property expenditures of $775,059, compared to $1,481,287 during the fiscal year ended October 31, 2005.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

Expenses for the fiscal year ended October 31, 2006 were $2,303,761, up significantly from $938,125 for the fiscal year ended October 31, 2005 primarily as a result of increased stock-based compensation charges which rose by $1,368,908 from the previous fiscal year due to the grant of incentive stock options.

The net loss for the fiscal year ended October 31, 2006 was $2,035,938 or $0.08 per share as compared with a net loss for the fiscal year ended October 31, 2005 of $45,694,375 or $2.25 per share.  The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2007.

Summary of Quarterly Results

	Three Months Ended October 31, 2006	Three Months Ended July 31, 2006	Three Months Ended April 30, 2006	Three Months Ended January 31, 2006	Three Months Ended October 31, 2005	Three Months Ended July 31, 2005	Three Months Ended April 30, 2005	Three Months Ended January 31, 2005
Total assets	$9,946,640	$3,321,351	$3,466,453	$3,651,119	$2,752,148	$47,449,102	$47,403,904	$46,464,249
Resource properties	2,899,289	2,145,583	2,411,042	2,481,873	2,624,230	47,136,484	46,811,004	46,317,533
Working capital (deficiency)	6,519,673	1,140,290	965,148	1,049,685	(268,956)	91,353	330,174	(602,852)
Shareholders’ equity	9,443,677	3,312,571	3,402,666	3,559,793	2,397,212	47,260,326	47,176,102	45,751,961
Revenues	nil	nil	nil	nil	Nil	nil	nil	nil
Net loss	(1,610,106)	(90,095)	(149,627)	(186,110)	(44,928,268)	(346,298)	(163,498)	(256,311)
Earnings (loss) per share*	(0.06)	(0.00)	(0.01)	(0.01)	(2.06)	(0.02)	(0.01)	(0.01)

* Loss per share amounts have been restated to give effect to the one for five share consolidation carried out on October 29, 2004.

Significant changes in key financial data from 2004 to 2006 can be attributed to exploration expenditures on the Mt. Kare Property in Papua New Guinea and the Lewis Property in Nevada.  These expenditures have been funded through the sale of share capital.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties.

At October 31, 2006, the Company had working capital of $6,519,673 which management believes will be sufficient to meet the Company’s general and administrative expenses and its share of the cost of the next phase of exploration on its Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future. If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

	October 31, 2006	October 31, 2005

Working capital (deficiency)	$6,519,673	$(268,956)
Deficit	(61,952,691)	(59,916,753)

Capital Resources

During the fiscal year ended October 31, 2006, the Company issued 5,000,000 units at a price of $0.28 per unit pursuant to a private placement for cash proceeds of $1,277,960 net of cash commission of $78,400 and share issue costs of $43,640, each unit consisting of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.50 per share until December 7, 2007 (subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised) and issued 6,300,000 units at a price of $0.85 per unit pursuant to a further private placement for cash proceeds of $5,186,639 net of cash commission of $102,417 and share issue costs of $65,944, each unit consisting of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $1.20 per share until October 11, 2008 (subject to forced conversion provisions whereby after February 12, 2007 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised).

The Company has sufficient funds to meet its anticipated general and administrative expenses and its share of the cost of the next phase of exploration on its Lewis Property for the coming year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the fiscal year ended October 31, 2006, the Company incurred professional fees of $78,075 with a company controlled by a director and officer of the Company for legal services. The Company also paid or accrued wages and benefits of $145,897 and $70,875 to its Chief Executive Officer and a director, respectively, and was reimbursed for office and rent costs of $101,380 by companies related by way of common directors.

As at October 31, 2006, accounts payable included $7,797 due to related parties as a result of accrued legal fees payable to a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Fourth Quarter

During the three months ended October 31, 2006, the Company incurred general and administrative expenses of $1,799,575.  The largest of these expenses was stock-based compensation of $1,620,691.  In addition, the Company incurred exploration costs of $573,921 (comprised of assay costs of $68,071, camp costs of $4,638, contractors and geologic staff costs of $92,621, drilling costs of $382,562, geological supplies and equipment costs of $15,969 and travel and accommodation costs of $24,146) with respect to its Lewis Property in Nevada.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Foreign Currency Translation

Foreign operations are integrated and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses, except for amortization, are translated at rates approximating those in effect at the transaction dates.  Translation gains and losses are reflected in the loss for the year.  Foreign currency denominated monetary accounts of the Company are translated at the year-end exchange rate.  Exchange gains and losses on translation are recognized in the year they arise.

Stock-based Compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

Changes in Accounting Policies

There were no changes to the Company’s accounting policies during the fiscal year ended October 31, 2006.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at October 31, 2006, approximately 75% of the Company’s accounts payable and accrued liabilities are denominated in U.S. dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

During the fiscal year ended October 31, 2006, the Company continued its exploration of the Lewis Property in Nevada.  This work consisted of reverse circulation drilling at a cost of $732,737.  The expenditures in the fiscal year ended October 31, 2006 are comprised of assay costs of $68,071, camp costs of $5,858, contractors and geologic staff costs of $120,293, drilling costs of $382,562, geological supplies and equipment costs of $16,486, insurance costs of $8,933, land and legal costs of $57,580, option fees of $48,808 and travel and accommodation costs of $24,146.  The expenditures in the fiscal year ended October 31, 2005 totalled $139,914, comprised of camp costs of $6,841, contractors and geologic staff costs of $28,739, land and legal costs of $5,256, option fees of $96,939 and travel and accommodation costs of $2,139.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 60,000,000 common shares without par value of which 35,371,076 were outstanding at the end of the fiscal year ended October 31, 2006 and as of the date hereof there were 35,385,076 shares outstanding.

As at the date hereof, the Company has warrants outstanding entitling the purchase of 1,375,540 shares of the Company at a price of $0.50 per share until December 7, 2007 (subject to forced conversion provisions whereby after April 7, 2006 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $1.00 for twenty consecutive trading days, the Company may, within thirty days of such twenty consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised) and entitling the purchase of 3,325,698 shares of the Company at a price of $1.20 per share until October 11, 2008 (subject to forced conversion provisions whereby after February 12, 2007 and until the expiry date of the warrants, if the closing price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercise).

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
100,400	$0.75	May 21, 2007
359,684	$1.00	December 30, 2007
50,000	$0.42	May 1, 2008
20,000	$2.30	December 3, 2008
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
500,000	$0.38	May 27, 2010
1,837,616	$1.10	October 20, 2011
3,082,700

Proxy

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS OF

MADISON MINERALS INC.

ON TUESDAY, APRIL 3, 2007 AT 10:00 AM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ____________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ___________________________________

REGISTERED HOLDER SIGN HERE: ___________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Davidson & Company as auditors of the Company.		N/A	
2. To authorize the Directors to fix the Auditors' remuneration.			N/A
3. To determine the number of Directors at five (5)			N/A
4. To elect as Director, Martha Deacon		N/A	
5. To elect as Director, Nell M. Dragovan		N/A	
6. To elect as Director, Chet Idziszek		N/A	
7. To elect as Director, Robert Sibthorpe		N/A	
8. To elect as Director, James G. Stewart		N/A	
9. To reaffirm the Company's existing stock option plan for the ensuing year, as more fully set forth in the Information Circular.			N/A
10. To authorize the Board of Directors to amend the Company's Stock Option Plan to include the granting of bonus shares to a maximum of 250,000 shares, in the aggregate annually, to eligible persons, excluding directors, who have made extraordinary contributions to the Company.			N/A
11. To authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to TSX Venture Exchange and to approve the grant of any stock options to insiders that, together with all of the Company's previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company.			N/A
12. To transact such other business as may properly come before the Meeting			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://webvote.pctc.com

REQUEST FOR FINANCIAL STATEMENTS

NOTICE TO SHAREHOLDERS OF MADISON MINERALS INC.

You may choose to receive the Company’s financial reports by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.  Ultimately, the choice is yours.  As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial reports.

_______

Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.

TO:

MADISON MINERALS INC. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing  List in respect of its financial statements.

________________________________________

Name (Please print)

________________________________________

Address

________________________________________

City/Province (or State)/Postal Code

________________________________________

______________________________

Signature of shareholder, or if shareholder is a company,

Dated

signature of authorized signatory.

Please complete and return this document as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

MADISON MINERALS INC.

2000 – 1055 W. Hastings Street

Vancouver,  B.C.  V6E 2E9  Canada

Fax: (604) 331-8773